UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 20, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 24/Apr to 30/Apr

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/21 and CVM Instruction No. 480/09, informs to its shareholders and the market in general the participation of its executives in online events, as follows:

Presenters:

Alberto Griselli – Chief Executive Officer at TIM.

Camille Faria – Chief Financial Officer and Investor Relations Officer at TIM.

Leonardo Capdeville – Chief Technology Information Officer at TIM.

Mario Girasole – Regulatory, Institutional and Press Relations Officer at TIM.

Event: Conference Call Oi Transaction Details.

Date and time: April 25th, 2022 at 10:00 AM (BRT).

Link:https://webcastlite.mziq.com/cover.html?webcastId=7601abaa-d17e-4bce-8bbf-cfba7b89f3e0

Topics to be discussed: A conference call with the market to present the positive effects of the Transaction for the purchase of part of Oi’s mobile assets and to detail this transformational movement for the Company and for the telecommunications sector in Brazil.

Presenter:

Auana Mattar – CIO at TIM.

Event: Customer Voice Experience.

Date and time: April 26th, 2022 at 12:30 PM (BRT).

Link: https://customervoiceexperience.com.br/?msclkid=5556aee2b6b611ec8afd792a987dd665

Topics to be discussed: Does privacy match experience? The step-by-step guide to creating a non-invasive data driven strategy.

Presenter:

Paulo Humberto – Head of Corporate Solutions at TIM.

Event: Enrich CALA.

Date and time: April 27th, 2022 at 10:20 AM (BRT).

Link: https://telecomwebinar.com/enrich-cala-2022/

Topics to be discussed: The role of 5G in bringing connectivity to remote and low-cost regions in Brazil.

Rio de Janeiro, April 20, 2022.
TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 20, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer